Exhibit 99.1

Aphria Inc. announces executive appointments and transition

LEADING CONSUMER PACKAGED GOODS EXECUTIVE TO LEAD APHRIA AS CHIEF OPERATING OFFICER

ELEVATES TENURED INFORMATION AND SECURITY LEADER

ADDS HUMAN RESOURCES VETERAN

LEAMINGTON, ON, May 14, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA), a leading global cannabis company today announced several new executive appointments including James Meiers to the role of Chief Operating Officer, Aphria Leamington, Tim Purdie as Chief Information Officer & Chief Information Security Officer, and Maureen Berry as Vice President, Corporate Human Resources.

The Company also announced that Jakob Ripshtein, Aphria's President, will resign from the Company. Mr. Ripshtein will remain in his current role until June 7, 2019. His current responsibilities will be shared among the existing senior leadership team.

"On behalf of the Board of Directors and Aphria team, we thank Jakob for his contributions to the Company over the past year and wish him well in his future endeavors. He has been instrumental in assembling the incredible team we are fortunate to have today that will carry his responsibilities forward," said Irwin D. Simon, Interim Chief Executive Officer of Aphria Inc. "I am very pleased to welcome Jim and Maureen to Aphria, and to promote Tim. A top priority for us is to continue to build our executive talent and culture.  We believe today's appointments demonstrate our commitment to adding depth, experience and leadership to our team as we further advance Aphria's strategic priorities in Canada and around the world."

"At Aphria, we remain focused on creating long-term shareholder value by leveraging our strong brand positioning, superior distribution model, product innovation, industrial scale cultivation and automation, medical-use leadership, and our strategic global platform, which we intend to amplify using proceeds from the Company's recent US$350M offering," continued Simon. "We are pleased to share that the ramp-up of our growing operations in Parts IV and V at Aphria One are progressing smoothly and Aphria One is on-track to reach its annualized production capacity of 110,000 kilograms by the end of 2019"

Simon concluded, "We have great opportunities around the world, including the recent award of our cultivation license in Germany, as well as in the U.S., where we are thoughtfully moving forward with strategic priorities to be in a position to succeed as the U.S. market evolves"

New Executive Bios

James Meiers, Chief Operating Officer, Aphria Leamington
Mr. Meiers joins Aphria Inc. from The Hain Celestial Group, Inc., a leading natural and organic products company with operations in North America, Europe, Asia and the Middle East, where he was a Senior Executive. Over his 14-year tenure at The Hain Celestial Group, Inc., he held various executive roles including President Celestial Seasonings, Hain Celestial Personal Care, CEO Hain Pure Protein and Chief Supply Chain Officer of Hain Grocery & Snacks. He has over 30 years of supply chain experience and general management for consumer-packaged goods companies, including H.J. Heinz and Kraft Food.

Tim Purdie, Chief Information Officer & Chief Information Security Officer
With over 30 years of experience prior to joining Aphria Inc., Mr. Purdie held successive executive leadership positions as Chief Operating Officer, Vice President & Chief Information Officer, Director, as well as other senior management positions in well-known international companies such as Xede Consulting Group, Sandvine, Research In Motion (Blackberry) and OpenText. In addition, Mr. Purdie holds designations as Certified Information Security Manager, Certified Supply Chain Professional, Lean Six Sigma Black Belt, Master Project Manager, Certified Scrum Master, and Certified Rummler-Brache Process Improvement consultant.

Maureen Berry, Vice President, Corporate Human Resources
Prior to joining Aphria Inc., Ms. Berry spent 15 years as the Corporate Human Resources Executive at Canada Health Infoway. She's also held the roles of Vice-President, Human Resources for Certicom Corp., Vice-President of Human Resources for NRX Global Corp. and Vice-President Human Resources Consulting for Mainstream Access Corp. She has worked at the national and international levels in structuring and managing human resource corporate and consulting functions. Her experience includes consulting and professional services with Coopers and Lybrand/PwC as well as with other firms in Canada.

We Have A Good Thing Growing

About Aphria Inc.
Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations and future annualized production capacity. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria Inc. to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications & Public Affairs, Aphria Inc., tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 06:30e 14-MAY-19